Exhibit 21

Schedule of MCT Subsidiaries

(a) Active Subsidiaries

SUBSIDIARY

STATE/COUNTRY OF INCORPORATION

MCT International, Inc.	Minnesota

MCT Asia Pte. Ltd.	Singapore

MCT Asia (Penang) Sdn. Bhd.	Malaysia

MCT Philippines	Philippines

Aseco Corporation	Minnesota

(b) Inactive Subsidiaries

SUBSIDIARY

STATE/COUNTRY OF INCORPORATION

Beijing MCT Co. Ltd.	Beijing

MCT (HK) Limited	Hong Kong

Aseco (Malaysia) Sdn. Bhd.	Malaysia

Aseco (Singapore) Pte. Ltd.	Singapore